SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32259; File No. 812-14602]

OFS Capital Corporation, et al.; Notice of Application

September 13, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting

certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act

and under rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business

development companies (each, a "BDC") and certain closed end investment companies to

co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: OFS Capital Corporation ("OFS BDC"); Hancock Park Corporate Income,

Inc. ("Hancock BDC" and together with OFS BDC, the "Existing Regulated Funds");

OFS Capital Management, LLC ("OFS Adviser"); OFSI Fund V, LTD., OFSI Fund VI,

LTD., and OFSI Fund VII, LTD. (each an "Existing Affiliated Fund"); and OFS SBIC I

LP (the "Existing SBIC Subsidiary").

Filing Dates: The application was filed on January 15, 2016, and amended on June 8,

2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on October 11, 2016, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5

under the Act, hearing requests should state the nature of the writer's interest, any facts

bearing upon the desirability of a hearing on the matter, the reason for the request, and

the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: 10 S. Wacker Drive, Suite 2500, Chicago,

Illinois 60606, Attention: Jeffrey A. Cerny.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773

or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.   OFS BDC, a Delaware corporation, is organized as a closed-end

management investment company that has elected to be regulated as a BDC under section

54(a) of the Act.[1] Applicants state that OFS BDC seeks to generate both current income

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

and capital appreciation primarily through debt investments and, to a lesser extent, equity investments.

2.   Hancock BDC, a Maryland corporation, was organized on December 8, 2015, for the purpose of operating as an externally managed, closed-end management investment company which will elect to be regulated as a BDC under section 54(a) of the Act. Structured as a private BDC, Hancock BDC seeks to generate current income and, to a lesser extent, capital appreciation primarily through debt investments and, to a lesser extent, equity investments.

3.   OFS Adviser, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as investment adviser to the Existing Regulated Funds.

4.   Each of the Existing Affiliated Funds is a Cayman "collateralized loan obligation" fund for which OFS Adviser acts as the adviser pursuant to a collateral management agreement between the relevant Existing Affiliated Fund and OFS Adviser. The Existing Affiliated Funds' portfolios are comprised predominantly of senior secured "club" and syndicated loans made to U.S. companies (both public and private). In reliance on the exclusion from the definition of "investment company" provided by section 3(c)(1) or 3(c)(7) of the 1940 Act, none of the Affiliated Funds[2] are, or will be, registered under the 1940 Act.

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[2]   "Affiliated Fund" means the Existing Affiliated Funds and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means (a) OFS Adviser and (b) any future investment adviser that controls, is controlled by, or is under common control with OFS Adviser and is registered as an investment adviser under the Advisers Act.

5.	Applicants seek an order ("Order") to permit one or more Regulated

Funds[3] and/or one or more Affiliated Funds to participate in the same investment

opportunities through a proposed co-investment program (the "Co-Investment Program")

where such participation would otherwise be prohibited under section 57(a)(4) and rule

17d-1 by (a) co-investing with each other in securities issued by issuers in private

placement transactions in which an Adviser negotiates terms in addition to price;[4] and (b)

making additional investments in securities of such issuers, including through the

exercise of warrants, conversion privileges, and other rights to purchase securities of the

issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction

in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below)

participated together with one or more other Regulated Funds and/or one or more

Affiliated Funds in reliance on the requested Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Fund (or its

Wholly-Owned Investment Sub) could not participate together with one or more

Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying

on the Order.[5]

6.	The Existing SBIC Subsidiary is a Delaware limited partnership that is

licensed by the Small Business Administration (the "SBA") to operate under the Small

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[3]	"Regulated Fund" means any of the Existing Regulated Funds and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program.

[4]	The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "Securities Act").

[5]	All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

Business Investment Act of 1958 (the "SBA Act") as a small business investment

company (an "SBIC"). The Existing SBIC Subsidiary is a Wholly-Owned Investment

Sub of OFS BDC.[6] OFS BDC's investment strategy includes the Existing SBIC

Subsidiary. Applicants state any of the Regulated Funds may, from time to time, form

one or more Wholly-Owned Investment Subs.

      7.   Applicants state that a Wholly-Owned Investment Sub would be

prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or

Regulated Fund because it would be a company controlled by its parent Regulated Fund

for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-

Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu

of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation

in any such transaction be treated, for purposes of the requested order, as though the

parent Regulated Fund were participating directly.[7] Applicants represent that this

treatment is justified because a Wholly-Owned Investment Sub would have no purpose

other than serving as a holding vehicle for the Regulated Fund's investments and,

therefore, no conflicts of interest could arise between the Regulated Fund and the

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[6]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a
Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record,
100% of the voting and economic interests); (ii) whose sole business purpose is to hold one
or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary,
maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with
respect to which the board of directors of the Regulated Fund (the "Board") has the sole
authority to make all determinations with respect to the entity's participation under the
conditions of the application; and (iv) that would be an investment company but for section
3(c)(1) or 3(c)(7) of the Act. The term "SBIC Subsidiary" means the Existing SBIC
Subsidiary and any Future SBIC Subsidiary. "Future SBIC Subsidiary" means any Wholly-
Owned Investment Sub that is licensed by the SBA to operate under the SBA Act as an SBIC.

[7]   All subsidiaries of the Regulated Funds participating in Co-Investment Transactions will be
Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below)
that are either the same as, or a subset of, the Regulated Fund's Objectives and Strategies.

Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant

determinations under the conditions with regard to a Wholly-Owned Investment Sub's

participation in a Co-Investment Transaction, and the Regulated Fund's Board would be

informed of, and take into consideration, any proposed use of a Wholly-Owned

Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to

participate in the same Co-Investment Transaction with any of its Wholly-Owned

Investment Subs, the Board will also be informed of, and take into consideration, the

relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

8.　　　When considering Potential Co-Investment Transactions for any

Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies,

investment policies, investment positions, capital available for investment as described in

the application ("Available Capital"), and other pertinent factors applicable to that

Regulated Fund.[8] The Board of each Regulated Fund, including the directors that are not

"interested persons" within the meaning of section 2(a)(19) of the Act (the "Non-

Interested Directors"), has (or will have prior to relying on the requested Order)

determined that it is in the best interests of the Regulated Fund to participate in Co-

Investment Transactions.[9]

9.　　　Other than pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a),

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[8]　"Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2 or Form 10, as applicable, other filings the Regulated Fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[9]　The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[10] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

10.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

11.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through share ownership in one of the Regulated Funds.

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[10]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

12.   If the Advisers, the principal owners of any of the Advisers (the

"Principals"), or any person controlling, controlled by, or under common control with the

Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in

the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund

(the "Shares"), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will

act independently in evaluating the Co-Investment Program, because the ability of the

Advisers or the Principals to influence the Non-Interested Directors by a suggestion,

explicit or implied, that the Non-Interested Directors can be removed will be limited

significantly. The Non-Interested Directors will evaluate and approve any such

independent party, taking into account its qualifications, reputation for independence,

cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC

from participating in joint transactions with the BDC or a company controlled by a BDC

in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the

Act, any person who is directly or indirectly controlling, controlled by, or under common

control with a BDC is subject to section 57(a)(4). Applicants submit that each of the

Regulated Funds and Affiliated Funds could be deemed to be a person related to each

Regulated Fund in a manner described by section 57(b) by virtue of being under common

control. Section 57(i) of the Act provides that, until the Commission prescribes rules

under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable

to registered closed-end investment companies will be deemed to apply to transactions

subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2. Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3. Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest

with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

  (i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

  (ii) the Potential Co-Investment Transaction is consistent with:

    (A) the interests of the shareholders of the Regulated Fund; and

    (B) the Regulated Fund's then-current Objectives and Strategies;

  (iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

    (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[11] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds'

and the Affiliated Funds' outstanding investments immediately preceding the

Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to

be invested by the applicable Regulated Fund in the Follow-On Investment,

together with the amount proposed to be invested by the other participating

Regulated Funds and Affiliated Funds, collectively, in the same transaction,

exceeds the amount of the investment opportunity; then the investment

opportunity will be allocated among them pro rata based on each participant's

Available Capital, up to the maximum amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition

will be considered a Co-Investment Transaction for all purposes and subject to the other

conditions set forth in this application.

9.   The Non-Interested Directors of each Regulated Fund will be provided

quarterly for review all information concerning Potential Co-Investment Transactions and

Co-Investment Transactions, including investments made by other Regulated Funds or

Affiliated Funds that the Regulated Fund considered but declined to participate in, so that

the Non-Interested Directors may determine whether all investments made during the

preceding quarter, including those investments that the Regulated Fund considered but

declined to participate in, comply with the conditions of the Order. In addition, the Non-

Interested Directors will consider at least annually the continued appropriateness for the

Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the

participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.   If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board's composition, size or manner of election.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary